

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

     Re: Novartis AG
         Form 20-F for the Year Ended December 31, 2019
         Filed January 29, 2020
         File No. 001-15024

Dear Mr. Kirsch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences